Wrthy Co. - Financial Statements for the Year Ended December 31, 2024

150 Wicksford Glen
Atlanta, GA 30350
EIN: 99-0779480
Date of Incorporation: 01/16/2024
State of Incorporation: Delaware
Year-End Date: 12/31/2024
Prepared by: Arlo Laitin, CEO

Balance Sheet

As of December 31, 2024

Assets	
Current Assets	
Cash	$23,597
Other Current Assets	$0
Total Current Assets	$23,597
Fixed Assets	$0
Total Assets	$23,597
Liabilities & Equity	
Current Liabilities	
Accounts Payable	$0
Other Current Liabilities	$0
Total Liabilities	$0
Stockholders' Equity	
Common Stock (Founders & Others)	$360.00
Retained Earnings (Net Loss 2024)	($32,000.00)
Additional Paid-In Capital	$55,237
Total Equity	$23,597
Total Liabilities & Equity	$23,597

Income Statement

For the period January 16, 2024 to December 31, 2024

Revenue	
Total Revenue	$0.00
Expenses	
Legal & Filing Fees	$3,000
Software/Development	$22,000
Marketing	$2,000
Contractor/Services	$3,000
Hosting & Infrastructure	$2,000
Total Expenses	$32,000
Net Income (Loss)	($32,000)

Statement of Cash Flows

For the period January 16, 2024 to December 31, 2024

Cash Flows from Operating Activities	
Net Income (Loss)	($32,000)
Changes in Working Capital	$0.00
Net Cash Used in Operating Activities	($32,000)
Cash Flows from Financing Activities	
Equity Issued (2024)	$360.00
Net Cash Provided by Financing	$360.00
Net Increase (Decrease) in Cash	$23,597
Cash at End of Period	$23,597

Statement of Stockholder's Equity

For the Year Ended December 31, 2024

Shareholder	Shares	Amount Paid	Date Issued
Arlo Laitin	1,800,000	$180.00	Jan 17, 2024
Rachel Sonenshine	1,800,000	$180.00	Jan 17, 2024
Michael Budde	20,000	$0.00	May 31, 2024
Wilfried Schobeiri	10,000	$0.00	May 22, 2024
Warren Hearnes	10,000	$0.00	Jul 11, 2024

Footnotes

1. 1. Basis of Accounting: The accompanying financial statements have been prepared using the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (GAAP). Under this method, revenues are recognized when earned, and expenses are recognized when incurred, regardless of when cash transactions occur.
2. 2. Pre-Revenue Stage: Wrthy Co. was pre-revenue for the entirety of 2024. The company anticipates monetization beginning in 2026.
3. 3. Founder Contributions: Founders contributed $50,000 in 2023 to fund early development; these contributions are not reflected in 2024 financing activities.
4. 4. Equity Structure: All equity issued in 2024 was common stock. No SAFEs, preferred shares, or convertible notes were issued during this period.
5. 5. Operating Structure: The company had no full-time employees in 2024. Any expenses incurred were related to product development, legal setup, and brand-building activities.